December 6, 2010

BY EDGAR AND FACSIMILE TRANSMISSION

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Career Education Corporation Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 25, 2010 Form 10-Q for the Quarter Ended September 30, 2010 Filed November 2, 2010 File No. 0-23245

Dear Mr. Spirgel:

We enclose for your review Career Education Corporation’s (the “Company”) responses to comments 1 through 7 contained in the Staff’s letter to the Company dated November 18, 2010 (the “Letter”). Based upon the responses provided below, the Company believes that no amendments to its previously filed Form 10-K or Form 10-Q are required. As noted, where applicable, the Company intends to incorporate its responses to the Staff’s comments in its future filings. It is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes that its prior filings were deficient or inaccurate in any material respects. For convenience of reference, the Staff’s comments precede each response.

Form 10-K for the Year Ended December 31, 2009

Revenue Recognition, page 60

1.

We note your response to comments four and nine from our letter dated October 8, 2010 and have additional comments. You state that you recognize as revenue both uncollected and collected funds which you are entitled to retain following the withdrawal of a student. You also stated that you considered several factors when estimating the allowance for doubtful accounts. In this regard, please provide the following information:

Mr. Larry Spirgel

Securities and Exchange Commission

December 6, 2010

•

Tell us what your collection experience has been with respect to accounts receivable from out-of-school students, including historical default rates on account balances following a student’s withdrawal calculated as a percent of accounts owed instead of consolidated tuition fees and revenues.

Response

The Company monitors student repayment practices over different periods of time depending upon the funding sources utilized by the student to pay for his/her education. In all cases, the data is summarized into the following categories: in-school, finished and not finished. For students who do not utilize the Company’s internal extended payment plan programs, the Company monitors student repayment practices for specific student receivable cohorts (typically balances as of October 31th each year) over a twenty-four month period. This repayment information is utilized to develop the reserve rates which are then applied to the Company’s student receivable balances to arrive at its allowance for doubtful accounts for non-extended payment plan student receivables. The Company has not historically tracked the specific default rate on these student receivables; however, due to the shorter repayment periods, it believes the not finished allowance rates presented below for non-extended payment plan student receivables provide a reasonable approximation of historical default rates for students who have withdrawn prior to the completion of their program of study.

As it pertains to default rates for student receivables under extended payment plans, prior to 2009, the Company provided certain limited extended payment plans to students. However, the level of student receivables outstanding under these programs was immaterial to the Company’s consolidated financial results. As of December 31, 2008, the student receivables, net attributed to extended payment plans was $9.1 million. The Company calculated its allowance for doubtful accounts based upon historical repayment practices. As disclosed within MD&A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, in the second quarter of 2008, the Company began to offer certain expended payment plans for eligible students in place of the loans provided under a recourse program previously provided by Sallie Mae.

Mr. Larry Spirgel

Securities and Exchange Commission

December 6, 2010

As stated in the Company’s response to comment nine from your letter dated August 31, 2010, the reserve percentage applied to amounts due under extended payment plans is based upon either the Company’s internal collection history or by utilizing the collection history from a third party for students with similar credit scores. The third-party data was provided by the institution which previously administered such loan programs for students. This data was provided on a combined basis; it did not separately identify collection history for in-school, finished and not finished cohorts. As such, the Company utilized the combined ratio for purposes of establishing its estimated allowance for doubtful accounts during 2008 and 2009. The Company has been accumulating its own cohort information on student repayment practices for those students utilizing the Company-provided extended payment plan programs. As the payment data matured, and the cohort of students grew, the Company made the determination in the first and third quarters of 2010, that it had obtained enough internal repayment history to begin utilizing this information for purposes of establishing the reserve rates for its allowance for doubtful accounts for extended payment plan student receivables. Similar to its process for establishing the allowance for doubtful accounts on non-extended payment plan student receivables, whereby rates for in-school, finished and not finished are developed, the Company separately tracks the repayment practices for its extended payment plan student receivables on a similar basis. The Company will continue to monitor the repayment practices of its student receivables and make adjustments to its reserve rates as is appropriate. Given that the repayment periods for its current extended payment plan program is up to ten years from the date of graduation, fully-matured default rate information is not yet available. The Company has estimated its allowance for doubtful accounts by taking into consideration historical repayment practices under the current program, repayment practices of previous programs as well as information provided by the third-party institution who previously offered similar programs when establishing its reserve rates and believes such estimates have been reasonably estimated.

•	Tell us what rate you used to estimate collections from:

i.   out-of-school students because of withdrawal

ii.  out-of-school students who completed their programs

iii. in school students

Response

The Company utilized the following rates for estimating its allowance for doubtful accounts for domestic student receivables as of December 31, 2008 and 2009:

	As of the period ended December 31,
	Non-extended Payment Plans		Extended Payment Plans
CATEGORY	2008	2009	2008	2009
In-school	14%	14%	n/a	n/a
Finished	46%	53%	n/a	n/a
Not Finished	63%	66%	n/a	n/a

Total	31%	34%	54%	50%

As discussed above, in the first quarter 2010, the Company began to utilize historical repayment practices associated with its extended payment plan program, which began in 2008, in place of the external third-party data for purposes of establishing the allowance rate. The Company assesses the adequacy of its allowance for doubtful accounts on a basis not less frequently than

Mr. Larry Spirgel

Securities and Exchange Commission

December 6, 2010

quarterly and makes adjustments to its estimates based upon facts and circumstances that exist at the time. During the first and third quarters of 2010, the Company increased the reserve rates attributable to the Company’s extended payment plan programs driven by decreases in the repayment rates attributable to those students who did not successfully complete their program of study as well as for those students who did finish the program of study. As a result, the reserve rates utilized to estimate the collection of domestic student receivables as of September 30, 2010 were as follows:

	As of September 30, 2010
CATEGORY	Non-extended Payment Plans	Extended Payment Plans
In-school	16%	72%
Finished	53%	70%
Not Finished	66%	87%

Total	34%	73%

*       The majority of in-school non-extended payment plan student receivables are repaid prior to the student completing his/her program of study. As such the reserve rate applied to this category is lower as compared to those students who utilize the extended payment plan program.

•

For each period presented, tell us the portion of the increase in revenues attributable to amounts earned immediately following a student’s withdrawal and separately, amounts earned from tuition under the extended payment program and others.

Response

The Company does not track separately the amount of revenue that is recognized as a result of a student’s withdrawal from his/her program of study. The Company recognizes revenue at the end of each month. The amount of revenue recognized is based upon the current status of the student. In the case in which a student has withdrawn from his/her program of study, the amount of revenue recognized in that month represents both a combination of the revenue earned in the month for the period of time the student was enrolled and the “accelerated revenue” earned by the Company, if any, following the completion of the return to Title IV and internal refund calculations.

Mr. Larry Spirgel

Securities and Exchange Commission

December 6, 2010

In response to your comment, the Company manually accumulated the amount of revenue recognized as a result of a student’s withdrawal from his/her program of study, for each campus for the year ended December 31, 2009. The amount was $31.5 million, which represented 1.7% of the Company’s total revenue. Again, this amount is a combination of both the revenue earned in the month for the period of time the student was enrolled and the “accelerated revenue” earned by the Company, if any, following the completion of the return to Title IV and internal refund calculations. The Company would need to separately research each individual student to determine the amount of “accelerated revenue”. As an additional point of reference, the Company’s student attrition rate for the years ended December 31, 2009, 2008 and 2007 were 30%, 33% and 32%, respectively. Although not a direct correlation to the amount of revenue recognized, as that is dependent upon each individual student’s percentage of completion at the time of his/her withdrawal from the program of study, the fact that the attrition rates have not changed significantly over this three-year period suggests that the amount of accelerated revenue would remain relatively constant.

The Company does not recognize revenue based upon the funding source utilized by the student to pay for his/her program of study. Revenue is recognized based upon the tuition and related fees that are charged to the student. As stated in our Annual Report on Form 10-K, a student may use a variety of funding sources to pay for their education. The Company has determined that the deliverable, for purposes of assessing revenue recognition, is the student’s matriculation through the educational program of study. As such, the Company is unable to quantify the amount of revenue earned in a given year solely attributable to extended payment programs.

2.

We note that you estimate a refund liability to a student following his withdrawal based on the “three-year weighted average of the percentage of refunds to total tuition revenue by the current year tuition revenue.” Tell us why you are unable to determine the actual refund due to a student based on his particular circumstances, how soon thereafter do you reconcile your estimate with the actual refund liability, and what your timing is for the refund payments to both Title IV and the student.

Response:

The $2.4 million refund liability that is recorded within the Company’s consolidated balance sheet as of December 31, 2009 represents an estimate of the refund owed to the student that is greater than the remaining deferred tuition revenue for incurred but not reported withdrawals. The Company is required to complete the return to Title IV calculation within 45 days of the institution’s determination that the student has withdrawn. The Company completes its internal refund calculation immediately following the completion of the return to Title IV calculation. The internal timeline that the Company follows is to complete both calculations within 30 days of the institution’s determination that the student has withdrawn. In addition, the Company’s month-end closing procedures require that refund calculations be completed and final revenue recognized for all students reflected as “dropped” within its internal student ledger system. The Company has documented procedures for ensuring that a student’s status within its student ledger system is accurate. However, situations do arise whereby a student’s withdrawal date is determined to be in a month prior to the current month and as such, the Company believes it is appropriate to reserve for this incurred but not reported liability to properly state its operating results. The Company assesses the adequacy of this reserve on a quarterly basis and has not made significant adjustments to the balance in recent periods.

Mr. Larry Spirgel

Securities and Exchange Commission

December 6, 2010

d) Concentration of Credit Risk, page 84

3.

We note your response to comment five from our letter dated October 8, 2010. Please clarify the manner in which the non-regulatory ratio is calculated and why it provides meaningful information to your investors. In this regard, we note your disclosure that “certain tuition receipts included in the totals were excluded from the 90-10 ratio calculations;” however, you did not describe the nature of such receipts, whether such receipts included/excluded unapplied Title IV funds from the numerator or denominator or both, and how inclusion of certain tuition receipts would yield a ratio that is computed on a “comparable US GAAP basis.”

Response:

The Company’s non-regulatory ratio represents total domestic cash received, net of refunds and stipends as a percentage of total domestic tuition receipts. The calculated ratio under the “90-10” Rule is developed on a student by student basis and includes certain caps whereby certain tuition receipts would be excluded from the calculation. As stated in our response to comment five of your letter dated October 8, 2010, the Company believes that the variance between the non-regulatory calculation and the calculation performed in accordance with the “90-10” Rule is not material, and as such would provide the reader with the appropriate measure for purposes of understanding our operating cash flow and concentration of credit risk. The Company made the following disclosure in its Form 10-Q for the nine-month period ended September 30, 2010:

“Our primary source of cash flows from operating activities is tuition collected from our students. Our students finance tuition costs through the use of a variety of funding sources, including, among others, federal loan and grant programs, state grant programs, private loans and grants, school payment plans, private and institutional scholarships and cash payments. For the nine months ended September 30, 2010 and 2009, approximately 83% and 82%, respectively, of our U.S. schools’ cash receipts from tuition payments come from Title IV Program funding.

Mr. Larry Spirgel

Securities and Exchange Commission

December 6, 2010

For further discussion of Title IV Program funding and alternative private loan funding sources for our students, see “Student Financial Aid” and “Alternative Student Financial Aid Sources” in Part I, Item 1 “Business” in our Annual Report on Form 10-K for the year ended December 31, 2009.”

The percentage disclosed by the Company does not include unapplied Title IV funds. As stated in our response to comment six to your letter dated October 8, 2010, the amount of Title IV Program funds recorded in contra cash accounts as of December 31, 2009 was $3.1 million; an amount which the Company believes is immaterial to its overall financial position. Given the immaterial level of these funds, the Company does not believe additional disclosure is warranted.

Forms 10-Q for the Quarters Ended June 30, 2010 and September 30, 2010

Unaudited Consolidated Balance Sheets, page 3

4.

We note your response to comment eight from our letter dated October 8, 2010 and your proposed disclosure. It remains unclear to us why you did not incorporate the statements per your response in your proposed disclosure, particularly that “student receivables are both expressed net of their respective allowances for doubtful accounts and deferred tuition revenue. ”If it is true that “student receivables, net of allowance for doubtful accounts and deferred tuition revenue represents the summation of each student’s individual status as of the end of the reporting period,” then please state these in your proposed disclosure. Clarify your presentation basis for student receivable (i.e., on a net basis, net of both the allowance and unearned tuition revenue) and for deferred tuition revenue which represents the summation of each student’s prepaid status. Also consider that your proposed definition of student receivables is predicated on “services that have been provided to a student” which may not be applicable in the event that the student withdraws before the services have been substantially provided.

Response:

In future filings, the Company will include a discussion of student receivables within the Summary of Significant Accounting Policies included in its Annual Report on Form 10-K. The proposed disclosure is:

i. student receivables. Student receivables represent funds owed to the Company primarily related to tuition. Student receivables are reported net of an allowance for doubtful accounts and net of deferred tuition revenue, as determined on a student-by-student basis as of the end of the reporting period. Student receivables which are due to be paid in less than one year are recorded as current assets within our consolidated balance sheet. Student receivables which are due to be paid at dates ranging from one to ten years from the balance sheet date are reported as non-current assets within our consolidated balance sheet.

Mr. Larry Spirgel

Securities and Exchange Commission

December 6, 2010

In future filings, the Company will include additional discussion of deferred tuition revenue being reported on a net basis within the Summary of Significant Accounting Policies included in its Annual Report on Form 10-K. The proposed disclosure is:

Our revenue is derived primarily from academic programs taught to students who attend our schools. We generally segregate our revenue into two categories: (1) tuition and registration fees and (2) other. Tuition and registration fees represent costs to our students for educational services provided by our schools. We generally bill a student for a one-time registration fee at the beginning of the student’s program and we recognize the registration fee revenue on a straight-line basis over that program period, which includes any applicable externship period. We generally bill student tuition fees at the beginning of each academic term, and we recognize the tuition fees as revenue on a straight-line basis over either the academic term or program period, which includes any applicable externship period. The tuition fees earnings method is determined by the type of program a student is enrolled in. Typically, schools that offer our Culinary Arts and some of our Health programs earn tuition fees over the entire course of the program while the remainder of our schools earn tuition fees over each academic term. The portion of tuition and registration fees payments received from students but not earned is recorded as deferred tuition revenue and reflected as a current liability on our consolidated balance sheet, as such amounts represent revenue that we expect to earn within the next year. Deferred tuition revenue is stated net of outstanding student receivables on a student-by-student basis as of the end of the reporting period. If a student withdraws from one of our schools prior to the completion of the academic term or program period, we refund the portion of tuition and registration fees already paid that, pursuant to our refund policy and applicable federal and state law and accrediting agency standards, we are not entitled to retain.

5.

Refer to your Form 10-Q for the quarter ended June 30, 2010. If the increase in student receivables since the 2009 year-end was attributable to increased participation in the extended payment plans, tell us why it impacted current instead of non-current student receivables.

Mr. Larry Spirgel

Securities and Exchange Commission

December 6, 2010

Response:

The repayment period for the Company’s extended payment programs is up to ten years. The level of funding provided through extended payment programs has increased during the current year. This increase, coupled with the fact that existing student receivable balances remain outstanding longer, has driven an increase in gross student receivables. As it relates to the increase in short-term student receivables, net from December 31, 2009 to June 30, 2010, one contributing factor for this increase was that as students graduate or withdraw from school, the monthly repayment amount attributable to the extended payment plans increase. This was one of the factors driving the increase in short-term student receivables, net. The overall increase in student population also contributed to the increase in short-term student receivables, net. In future filings, the Company will expand its disclosure surrounding changes in financial position. The long-term portion of student receivables, net did not increase as significantly over the same period due to the increase in reserve rates applied against the extended payment program receivables.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 26

6.

We note your response to comment 7 in our letter dated August 31, 2010 and your disclosure on page 28 of this filing with regard to extended payment plans. Please expand your discussion to explain whether you anticipate continued increases in your allowance for doubtful accounts as well as your bad debt expense.

Response:

In its future filings, the Company will expand its disclosure with regard to extended payment plans to include a discussion as to whether it anticipates an increase or decrease in its allowance for doubtful accounts as well as bad debt expense to the extent such anticipated increase or decrease would be material to the reader’s overall understanding of the Company’s results of operations and financial condition.

Changes in the sources and amounts of student financial aid, restrictions on student debt repayment options, or a significant increase in financing costs for our students, could reduce our enrollments, and have a material adverse effect on our student population, revenue and financial results, page 52.

7.

We further note your response to comment 6 in our letter dated August 31, 2010. In accordance with your response, please expand your disclosure to discuss repayment risk associated with your extended financing obligations. This expanded disclosure should include historical rates of default related to such programs.

Mr. Larry Spirgel

Securities and Exchange Commission

December 6, 2010

Response:

In future filings, the Company will expand its disclosure to discuss repayment risk associated with its extended financing obligations. As stated in the Company’s Form 10-Q for the nine-month period ended September 30, 2010 on page 52, the exposure to the Company’s operating results as of September 30, 2010 if all students in the aggregate were unable to pay their obligation under the extended payment program would be an additional $21 million in expense. The Company’s future filings will also include reserve rates utilized to estimate its allowance for doubtful accounts.

*     *     *     *

In connection with responding to your comments and with this submission, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses above fully address the comments contained in the Letter. Please call me at (847) 585-2024 if you have any questions regarding the above responses. In addition, please direct any future facsimile transmissions concerning the Letter to the following facsimile number: (847) 585-2064.

Very truly yours,

/s/ Michael J. Graham
Michael J. Graham Executive Vice President and Chief Financial Officer

cc:    Gary E. McCullough

Jeffrey D. Ayers

Colleen M. O’Sullivan

Virginia M. Dowling

Lawrence D. Levin